FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2023

Gilat Satellite Networks Ltd
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On May 9, 2023, the Registrant issued a press release announcing its unaudited first quarter 2023 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 9, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Reports First Quarter 2023 Results

Demonstrates Strong Revenue Growth of 15% Year-over-Year and
Increased Profitability with GAAP Operating Income of $7 Million and
Adjusted EBITDA of $8.4 Million
Company Raises its GAAP Operating Income and Adjusted EBITDA
Guidance for 2023

Petah Tikva, Israel – May 9, 2023 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, reported today its results for the first quarter, ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Revenue of $59.0 million, up 15% compared with $51.4 million in Q1 2022;

•	GAAP operating income of $7.0 million, compared with GAAP operating loss of $1.0 million in Q1 2022;

•	Non-GAAP operating income of $5.3 million, compared with a non-GAAP operating loss of $0.3 million in Q1 2022;

•	GAAP net income of $5.6 million, or $0.10 earnings per diluted share, compared with GAAP net loss of $2.5 million, or loss of $0.04 per share, in Q1 2022;

•	Non-GAAP net income of $3.8 million, or $0.07 earnings per diluted share, compared with non-GAAP net loss of $1.8 million, or loss of $0.03 per share, in Q1 2022;

•	Adjusted EBITDA of $8.4 million compared with $2.5 million in Q1 2022;

Forward-Looking Expectations

The Company today raised its GAAP operating income guidance to between $16 to $20 million, representing year-over-year growth of 81% at the mid-point and its adjusted EBITDA guidance to between $31 to $35 million, representing year-over-year growth of 31% at the mid-point. The company reiterated its 2023 revenue guidance.

Adi Sfadia, Gilat's CEO, commented:

“The first quarter of 2023 was a very strong opening for the year and is another quarter in which we showed strong year-over-year growth in revenues and profitability. Our growth was broad, across multiple business areas, demonstrating the increased interest in satellite communications and in Gilat’s leading position in the industry. Adding to that is the significant improvement in our profitability metrics, with gross margins reaching a multi-year high of 42% and Adjusted EBITDA of 14% of revenues or $8.4 million, more than tripled that of the same quarter last year.”

“I am pleased we continued to make great inroads with our strategy to be the partner of choice for satellite operators with multimillion-dollar orders during the first quarter. In addition, on the defense front, we made significant progress in executing on our growth strategy. We signed a definitive agreement to acquire DataPath Inc. a US Defense integrator, to boost our defense offering with a focus on the US Department of Defense.”

Mr. Sfadia concluded, "I believe that Gilat today is in the best position it has been in a long time – revenue is growing strongly, with bookings, backlog, and the pipeline all at a very healthy level. This, coupled with our strong performance in Q1, has led us to increase our profitability guidance for 2023.”

Key Recent Announcements

•	Financial Institution in Latin America Deploying Millions of Dollars of Gilat Technology for Satellite Connectivity

•	Gilat Receives Multimillion-Dollar Order for Expansion of Advanced Disaster Response Network in Asia

•	Intelsat Strengthens Strategic Partnership and Expands Service Capabilities with Significant Multimillion-Dollar Orders for Gilat’s Multi-service Platforms and Terminals

•	SES Certifies Gilat’s SkyEdge IV Platform for O3b mPOWER, O3b and SES-17

•	ST Engineering iDirect and Gilat Satellite Networks Successfully Showcase Proof of Concept Utilizing DIFI Standard at Satellite 2023

•	Gilat Signs Definitive Agreement to Acquire DataPath, Market Leader in Trusted Communications for US DoD, Military & Gov’t Sectors

•	Gilat Announces Launch of Endurance, a New Line of “Always-On” SSPA Products

•	Hispasat and Gilat Expand Strategic Partnership with the Selection of Gilat’s SkyEdge IV Platform for Amazonas Nexus

•	Gilat Announces Availability of SkyEdge IV Taurus-M, New Satellite Modem for Military and Government Markets

•	Gilat Enables TIM Brasil to Be First Network Operator with Coverage to 100% of Brazilian Cities

Conference Call Details

Gilat’s management will discuss its first quarter 2023 results and business achievements and participate in a question-and-answer session:

Date:	Tuesday, May 9, 2023
Start:	09:30 AM EDT / 16:30 IDT
Dial-in:	US: 1-888-407-2553 International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq1-2023

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation, amortization of purchased intangibles, amortization of intangible assets related to acquisition transactions, lease incentive amortization, impairment of held for sale asset, income tax effect on adjustments, one-time changes of deferred tax assets, and other operating income, net.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income (loss) and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
MayravS@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2023	2022
	Unaudited

Revenues	$58,962	$51,409
Cost of revenues	34,277	35,021

Gross profit	24,685	16,388

Research and development expenses, net	9,619	7,668
Selling and marketing expenses	6,009	5,350
General and administrative expenses	4,431	4,184
Impairment of held for sale asset	-	210
Other operating income, net	(2,387)	-

Total operating expenses	17,672	17,412

Operating income (loss)	7,013	(1,024)

Financial expenses, net	149	1,195

Income (loss) before taxes on income	6,864	(2,219)

Taxes on income	1,284	315

Net income (loss)	$5,580	$(2,534)

Earnings (losses) per share (basic and diluted)	$0.10	$(0.04)

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,613,485	56,551,070
Diluted	56,623,432	56,551,070

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2023			March 31, 2022
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$24,685	75	$24,760	$16,388	75	$16,463
Operating expenses	17,672	1,809	19,481	17,412	(683)	16,729
Operating income (loss)	7,013	(1,734)	5,279	(1,024)	758	(266)
Income (loss) before taxes on income	6,864	(1,734)	5,130	(2,219)	758	(1,461)
Net income (loss)	$5,580	(1,734)	$3,846	$(2,534)	758	$(1,776)

Earnings (losses) per share (basic and diluted)	$0.10	$(0.03)	$0.07	$(0.04)	$0.01	$(0.03)

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,613,485		56,613,485	56,551,070		56,551,070
Diluted	56,623,432		56,623,432	56,551,070		56,551,070

(*)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset and other operating income, net

	Three months ended March 31, 2023 Unaudited	Three months ended March 31, 2022 Unaudited

GAAP net income (loss)	$5,580	$(2,534)

Gross profit
Non-cash stock-based compensation expenses	75	70
Amortization of intangible assets related to acquisition transactions	-	5
	75	75
Operating expenses
Non-cash stock-based compensation expenses	527	422
Amortization of intangible assets related to acquisition transactions	51	51
Impairment of held for sale asset	-	210
Other operating income, net	(2,387)	-
	(1,809)	683

Non-GAAP net income (loss)	$3,846	$(1,776)

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended
	March 31,
	2023	2022
	Unaudited

GAAP net income (loss)	$5,580	$(2,534)
Adjustments:
Financial expenses, net	149	1,195
Taxes on income	1,284	315
Non-cash stock-based compensation expenses	602	492
Impairment of held for sale asset	-	210
Other operating income, net	(2,387)	-
Depreciation and amortization (*)	3,163	2,851

Adjusted EBITDA	$8,391	$2,529

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Three months ended
	March 31,
	2023	2022
	Unaudited

Satellite Networks	$33,546	$24,770
Integrated Solutions	12,919	13,706
Network Infrastructure and Services	12,497	12,933

Total revenues	$58,962	$51,409

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2023	2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$89,119	$86,591
Restricted cash	608	541
Trade receivables, net	44,440	50,644
Contract assets	20,546	24,971
Inventories	40,019	33,024
Other current assets	22,136	19,283

Total current assets	216,868	215,054

LONG-TERM ASSETS:
Restricted cash	12	13
Long-term contract assets	10,452	11,149
Severance pay funds	5,836	5,947
Deferred taxes	17,139	18,265
Operating lease right-of-use assets	3,623	3,891
Other long-term assets	11,607	10,737

Total long-term assets	48,669	50,002

PROPERTY AND EQUIPMENT, NET	75,256	76,578

INTANGIBLE ASSETS, NET	254	309

GOODWILL	43,468	43,468

TOTAL ASSETS	$384,515	$385,411

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	March 31,	December 31,
	2023	2022
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,726	$20,668
Accrued expenses	46,171	50,356
Advances from customers and deferred revenues	26,774	30,531
Operating lease liabilities	1,954	1,941
Other current liabilities	28,028	22,291

Total current liabilities	125,653	125,787

LONG-TERM LIABILITIES:
Accrued severance pay	6,765	6,580
Long-term advances from customers and deferred revenues	337	1,041
Operating lease liabilities	1,620	1,890
Other long-term liabilities	179	5,988

Total long-term liabilities	8,901	15,499

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,711	2,711
Additional paid-in capital	932,688	932,086
Accumulated other comprehensive loss	(7,193)	(6,847)
Accumulated deficit	(678,245)	(683,825)

Total shareholders' equity	249,961	244,125

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$384,515	$385,411

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2023	2022
	Unaudited
Cash flows from operating activities:
Net income (loss)	$5,580	$(2,534)
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	3,107	2,796
Stock-based compensation of options	602	492
Accrued severance pay, net	297	(63)
Deferred taxes, net	1,126	306
Decrease (increase) in trade receivables, net	6,491	(6,412)
Decrease (increase) in contract assets	4,917	(2,009)
Increase in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash and cash equivalents)	(2,767)	(3,716)
Increase in inventories	(7,623)	(2,344)
Increase in trade payables	1,989	1,672
Increase (decrease) in accrued expenses	(2,199)	752
Increase (decrease) in advance from customers and deferred revenue	(4,469)	2,310
Increase (decrease) in other liabilities	(848)	1,375
Net cash provided by (used in) operating activities	6,203	(7,375)

Cash flows from investing activities:
Purchase of property and equipment	(3,032)	(2,201)
Net cash used in investing activities	(3,032)	(2,201)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(577)	253

Increase (decrease) in cash, cash equivalents and restricted cash	2,594	(9,323)

Cash, cash equivalents and restricted cash at the beginning of the period	87,145	84,463

Cash, cash equivalents and restricted cash at the end of the period	$89,739	$75,140